Exhibit 5



                                  (VSNL LOGO)


                                                       PRESS RELEASE NO. 21/2003


NEWS RELEASE...

                     VSNL'S Q-3 PROFIT AT RS. 1,379 MILLION

              - LEASED CHANNEL CIRCUITS GROW BY 160%
              - Revenue from Value Added Services at 2162 million

MUMBAI, JANUARY 24, 2003: Videsh Sanchar Nigam Ltd. (VSNL), India's premier provider of International Telecommunications Services and leading Internet Service Provider has announced its un-audited financial results for the third quarter ended 31st December 2002.

                           The main highlights are-

                                                                       (RS. IN MILLION)
---------------------------------------------------------------------------------------
                                                  QUARTER ENDED       QUARTER ENDED
Particulars                                        31.12.2002          31.12.2001
---------------------------------------------------------------------------------------
Operating Income                                           10,483               17,386
---------------------------------------------------------------------------------------
Other Income                                                  439                1,882
---------------------------------------------------------------------------------------
Operating Profit                                            2,612                5,552
---------------------------------------------------------------------------------------
Profit after Tax                                            1,379                3,572
---------------------------------------------------------------------------------------

Profit before tax for the quarter ended December 2002 is at Rs. 2612 million. However, after accounting for the impact of interconnect agreements executed with major domestic operators in November 2002, which had a retrospective adverse impact on the half year ended 30th September 2002; the operating income, operating profit and the net profit for the quarter ending 31st December 2002, would be lower by Rs. 453 million, Rs. 849 million and Rs. 560 million respectively.

The changed scenario in the international telephony sector, including sharp declines in international settlement rates and in interconnect rates with Indian operators, and the opening up of the sector to competition have had an adverse impact on the Company's financials. Other income for the quarter was sharply lower at Rs. 439 million due to a reduction in the Company's surplus funds and appreciation of the Indian Rupee vis-a-vis the US dollar. The profit after tax is lower due to an extraordinary tax provision of Rs. 358 million pertaining to previous two quarters.

VSNL has seen a significant increase in the contribution from value added services to the Company's bottomline. The contribution of Value Added Services to the total revenues increased to 26.12 % for the quarter ended December 2002 from 14.38 % during the corresponding quarter of the previous year. IPLC services have also improved significantly, presently contributing around Rs. 813 million of VSNL's Q3 revenues for the current financial as compared with Rs. 672 million for the corresponding quarter in the previous financial.

Exhibit 5



                                  (VSNL LOGO)

VSNL stated that its debt recovery has been strong and that the company has been receiving timely payments from all its debtors, including WorldCom and Teleglobe. VSNL's debt recovery has significantly improved over the last 6 months, with the company aggressively ensuring timely collections, which is amply evident from the significant lowering of debt collection period.

VSNL HAS BEEN STEADILY MAKING EFFORTS TO CUT DOWN ON ITS COSTS, PRIMARILY THROUGH THE OPTIMUM UTILIZATION OF BANDWIDTH, WHICH CONSTITUTES A SIZABLE SHARE OF VSNL'S OPERATING EXPENSES. THE COMPANY EXPECTS TO SEE RESULTS OF THIS INITIATIVE BEAR FRUIT OVER THE NEXT YEAR. NETWORK COSTS OF THE COMPANY DECREASED BY 42 PER CENT DURING THE QUARTER COMPARED WITH THE PREVIOUS YEAR, MAINLY THROUGH A REDUCTION IN TRANSMISSION COSTS (BOTH FOR ILD AND OTHER SERVICES), A DECREASE IN LICENCE FEE BY 24 PER CENT, IMPROVED USAGE OF CABLE CAPACITY AND A REDUCTION IN SATELLITE USAGE.

According to Mr. S. K. Gupta, Managing Director, VSNL, "VSNL's services now fall under the Tata Indicom brand, which seeks to integrate India through communication. With the grouping of the Tata Group's telecom service offerings under the Tata Indicom brand, VSNL expects further benefits to accrue from the synergies as a result of being part of the US$ 11 billion Tata Group. While we are focusing on increasing efficiency and productivity within the organization, our key growth drivers in future will be our derisked revenue model with our diversification into NLD and VoIP, Value Added Services, increased customer focus, aggressive marketing and leveraging synergies with other group companies to achieve greater efficiencies."

VSNL continues to invest in infrastructure in anticipation of future increase in international telecom traffic. The quarter ended December 31, 2002 witnessed VSNL's commissioning of India's first Soft switch at Prabhadevi, Mumbai, which will help optimization in the switching of voice calls within the VSNL network. VSNL also installed two other switches in Bangalore and Ahmedabad during the quarter. These new switches are in line with the Company's objective of being the leading provider of quality telephony through the provision of cutting-edge technology to address consumer needs.

FOR FURTHER DETAILS CONTACT:

--------------------------------------------------------------------------------

   Dr. G. C. Banik, Chief General Manager (PR),              Ms. Divya Kottayil
   Videsh Sanchar Nigam Limited,                             Vaishnavi Corporate Communications
   Tel: 91-22-22624007                                       Tel: 91-22-22824336-8